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                           March 23, 2023

       Matt Lourie
       Chief Financial Officer
       EBET, Inc.
       3960 Howard Hughes Parkway, Suite 500
       Las Vegas, NV 89169

                                                        Re: EBET, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 17,
2023
                                                            File No. 333-270668

       Dear Matt Lourie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Cavas Pavri